

transforming THE POWER O



summary annual report 2001

While the forward looking statements about PSEG's expectations made throughout this report are based on information currently available and on reasonable assumptions, actual results could be materially different.

Historical results are not necessarily indicative of future earnings.

For more information, please refer to PSEG reports that are filed periodically with the Securities and Exchange Commission.

2001 FINANCIAL HIGHLIGHTS

DOLLARS IN MILLIONS, WHERE APPLICABLE	2001	2000	% CHANGE
Total Operating Revenues	$ 9,815	$ 9,495	3
Total Operating Expenses	$ 7,923	$ 7,606	4
Income Before Extraordinary Item and Change in Accounting Principle	$ 763	$ 764	—
Extraordinary Item (Net of Tax)	$ (2)	$ —	—
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	$ 9	$ —	—
Net Income	$ 770	$ 764	1
Common Stock			
Shares Outstanding—Average (Thousands)	208,226	215,121	(3)
Earnings (Loss) Per Share (Basic and Diluted):			
Operating Earnings Before Extraordinary Item and Change in Accounting Principle	$ 3.67	$ 3.55	3
Extraordinary Item (Net of Tax)	(0.01)	—	—
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	0.04	—	—
Net Income	$ 3.70	$ 3.55	4
Dividends Paid per Share	$ 2.16	$ 2.16	—
Book Value per Share—Year-end	$ 20.10	$ 19.21	5
Market Price per Share—Year-end	$ 42.19	$ 48.63	(13)
Ratio of Earnings to Fixed Charges—PSEG[A]	2.30	2.73	
Gross Additions to Property, Plant and Equipment	$ 2,053	$ 959	114
Total Assets	$25,397	$21,526	18

[A] Includes Preferred Securities Dividend Requirements and excludes Extraordinary Item and Cumulative Effect of a Change in Accounting Principle

The detailed consolidated financial statements and related discussion appear in Appendix A of the Proxy Statement.

transforming PSEG



Dear Shareholder:

Last year at this time I reported that PSEG (Public Service Enterprise Group) was entering the 21st century with the brightest future in its nearly 100-year history — the result of our transformation from a regulated New Jersey utility to a competitive global energy company. In 2001, *our transformation attained greater depth and breadth across* the energy value chain, as we completed a company restructuring and continued to expand our operations domestically and internationally.

transforming PSEG



In 2001, we earned $3.70 per share in the face of a difficult business environment — our fifth consecutive year of record earnings. Over this five-year period, earnings per share increased at a compound annual growth rate of 11.3%, demonstrating our ability to deliver shareholder value, allocate resources effectively, and manage a strong, diverse and growing asset base.

We also had our safest year ever, with the frequency of employee injuries reduced by half from five years ago. This is a tribute to the many employees who focus each day on making our workplace safer.

In keeping with our long-term growth objective, we remain confident in our ability to increase earnings per share by a compound annual growth rate of 7% over the next five years. Our restructuring gives us greater opportunity and flexibility to execute our growth strategy. Only a few years ago, 95% of our earnings came from Public Service Electric and Gas Company (PSE&G), our New Jersey regulated utility. With PSE&G's generation assets transferred to our new unregulated subsidiary, PSEG Power, we have transformed ourselves from a New Jersey vertically-integrated utility into a diversified, growing energy company — with approximately 70% of our earnings coming from unregulated businesses.

PSEG Annual Earnings and Dividends Per Share

☐ Earnings per Share
☐ Dividends


$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
97
98
99*
00
01

*Excludes effect of extraordinary item.

Our mix of companies has enabled us to achieve strong earnings growth within a framework that balances risk and return. We are expanding both our U.S. generation fleet and our international generation and distribution operations, while also benefiting from the steady earnings of PSE&G, one of the nation's leading combined electric and gas distribution companies.

PSEG Power — our unregulated domestic generation and energy trading subsidiary — is a key driver of our growth, contributing approximately 50% of PSEG's earnings in 2001. With approximately 11,500 megawatts in operation and more than 3,500 megawatts under construction, PSEG Power is pursuing a carefully targeted plan to enhance an already solid position as one of the largest and most diversified wholesale





generators in the eastern United States. We anticipate PSEG Power's base earnings will grow by approximately 15% a year over the next five years.

PSEG Power's earnings were bolstered by the strong performance of our domestic generation fleet. Our nuclear units set records for production and safety in 2001 — and our fossil plants achieved their best availability ever.

PSEG Power's domestic generation operations closely integrate power production and energy trading. Established five years ago, our trading group has carved out a unique, growing and highly profitable position — utilizing our own generation assets to reduce the risks associated with trading in volatile markets. It realized a record-setting gross margin of $140 million in 2001 — about 90% higher than its 2000 contribution.

Our international operations are producing increasingly significant results. PSEG Global — the major growth engine of our PSEG Energy Holdings subsidiary — nearly tripled its earnings in 2001 to $116 million from $40 million in 2000, as it brought into service or acquired 13 generation and distribution projects and received a substantial boost from its withdrawal from a generating station partnership. Over the next five years, we anticipate that PSEG Global's annual earnings will double.

PSEG's balanced portfolio also includes businesses that have contributed stable earnings. PSE&G continues to be New Jersey's most reliable and largest utility. In 2001,

"PSEG has been transformed into a diversified, growing energy company through a well-managed restructuring process achieved in tandem with five consecutive years of record earnings."

PSEG Projected Earnings Contribution 2002-2003

- ☐ PSEG Power 50-55%
- ☐ PSE&G 20-25%
- ☐ PSEG Energy Holdings 25-30%
  - PSEG Global
  - PSEG Resources
  - PSEG Energy Technologies



transforming pseg



"We remain confident that the balance, diversity and overall strength of our businesses provide a solid foundation for sustained, long-term growth."

PSE&G earned $230 million. In January 2002, PSE&G received a $90 million gas base rate increase — its first in 10 years — to better reflect costs. It plans to file an electric base rate case — also the first in a decade — later in 2002.

Another contributor to earnings stability has been PSEG Resources, a subsidiary of PSEG Energy Holdings. PSEG Resources manages a diverse portfolio of worldwide energy investments. In 2001, it contributed $64 million to earnings.

Balance and diversification are key components of our growth strategy and better equip us to weather periods of economic volatility, mitigate risk, and pursue new opportunities. Our diversity is multifaceted. We hold strong positions in U.S. and international energy markets — in deregulated and regulated businesses — and in power generation, energy trading and distribution. We use a broad mix of fuels to power our plants. As we continue to grow, diversification will remain an important strategic consideration.

In February 2002, PSE&G secured 9,600 megawatts of peak load through the New Jersey Basic Generation Service Auction for the period August 2002 through July 2003. PSEG Power did not participate directly in the auction but entered into contracts to provide power to several of the direct suppliers of New Jersey electric utilities, including PSE&G.

Results for 2002 will also depend in part on the potential impact of the economic, political and social crisis in Argentina on PSEG Global's investments there. Our investment exposure in that country is $632 million, and our 2002 business plan anticipates an earnings contribution of approximately 16 cents per share from our position there. We are working to minimize any impact stemming


STEAM TURBINE GENERATOR AREA
HRSG
STACK
STG
10.7
10.4
9.9
10.0



Total Comparative Returns

☐ PSEG ☐ Dow Jones Utilities ☐ S&P 500 ☐ S&P Electrics


$250
$200
$150
$100
96
97
98
99
00
01

PSEG's total return for the last five years has outpaced three major market indices. This chart shows the value on December 31 of each year of $100 invested on December 31, 1996 (assumes reinvested dividends).

from that country's current situation, including any potential asset impairment.

We will also be carefully monitoring the effect of continued depressed electric prices in wholesale power markets outside New Jersey in which we participate. While we anticipate greater volatility in earnings from year to year now that we participate more heavily in deregulated as well as global markets, we remain confident that the balance, diversity and overall strength of our businesses provide a solid foundation for sustained, long-term growth. Strong cash flow and good credit ratings enhance our ability to capitalize on attractive market opportunities.

As we grow, we remain strongly committed to the values that have long defined PSEG. Health, safety and security continue to be given overriding priority. Similarly, we are determined to maintain our record of leadership in promoting environmental protection and enhancing the quality of life in the communities we serve. With a steady dividend and overall solid returns, we remain focused on improving shareholder value.

E. James Ferland
Chairman of the Board,
President and Chief Executive Officer
Public Service Enterprise Group
February 15, 2002

transforming **GENERATION**



PSEG passed an important milestone in 2001 when, following court approval of New Jersey's market restructuring plan, it successfully launched its PSEG Power subsidiary as one of the nation's largest independent power producers. In April, PSEG Power raised $1.8 billion in the largest bond offering of its type ever — providing tangible evidence of the investment community's confidence in its financial strength and growth prospects.



PSEG's trading operation focuses on trading backed by the company's own generation assets. It has consistently delivered higher earnings every year since its establishment in 1996.

Unlike some companies, PSEG decided to retain its generation assets. That decision has provided the foundation on which to grow as a major player in the nation's unregulated wholesale electric power markets.

PSEG Power is the largest generation company in the PJM interconnection — frequently cited as the nation's premier power pool and as a model for nationwide energy market reform. From this base PSEG Power continues to expand its geographic presence into neighboring regions of the U.S. By year-end 2001, PSEG Power's generation fleet reached 11,500 megawatts in operation.

PSEG Power's diversity encompasses the fuels and technologies that power its plants and the market segments in which it competes. With a balanced mix of nuclear, coal, natural gas- and oil-fired units, PSEG Power can supply power economically as demand shifts throughout the day and year.

PSEG Power has a multifaceted, targeted expansion program. It is growing through capacity additions at existing sites, the development of new sites as well as through acquisitions. In New Jersey and New York, projects under construction and in advanced development will add more than 2,600 megawatts of new generating capacity while retiring approximately 1,000 megawatts of older, less efficient capacity. In 2001, PSEG Power also expanded its nuclear operations by completing the acquisition of the assets formerly owned by Conectiv in the Salem, Hope Creek and Peach Bottom generating stations — adding a total of 545 megawatts of electric generating capacity at an attractive price, and further solidifying the nuclear component of its core asset base.

In the Albany, New York region, PSEG Power is moving ahead to redevelop a 400-megawatt steam station, acquired in 2000, into the new 750-megawatt Bethlehem Energy Center — replacing 1950's technology with the cleanest and most efficient gas-fired technology available. The new plant will lower air emissions by 98%, reduce the use of Hudson River water for cooling by 99% and improve electric

transforming a nation



PSEG is a major player in the nation's wholesale electric power markets. Its PSEG Power subsidiary has one of the largest and most diverse generation fleets in the eastern United States.

system reliability. PSEG Power also filed an application with the New York State Public Service Commission to construct and operate an eight-mile dedicated generator lead that would enable it to deliver electric capacity directly to Manhattan from its Bergen generating station in New Jersey. The project is proposed for 2003 operation.

PSEG Power is also expanding into the Midwest. In 2001, the company began construction of an 800-megawatt plant in Ohio and a 1,150-megawatt plant in Indiana.

PSEG Global has also been active in other North American markets outside PSEG Power's targeted region. In Texas, PSEG Global completed and began operating in 2001 two 1,000-megawatt power plants in which it has a 50% interest. It was also able to quickly seize a growth opportunity in California. With that state facing severe electricity shortages, PSEG Global and a joint-venture partner signed agreements with state officials to add 340 megawatts of new generating capacity at several locations. The first addition, the 90-megawatt Hanford Energy Park Peaker project, was brought on line in just 87 days — a North American record.

To create additional value from its growing base of generation assets, PSEG Power has developed a highly profitable energy trading operation — the largest domestic operation of its type with a regional focus. This operation — PSEG Energy Resources & Trade — markets the company's generation output. It utilizes a variety of products to integrate fuel procurement, power generation and trading. Unlike many other trading operations, PSEG Energy Resources & Trade focuses on asset-backed trading. It concentrates its trading activity in PJM and the




ANTHONY

Left: PSEG Nuclear set numerous company records in 2001 for safety, reliability, total output, and turnaround time in refueling.

Right: Construction is well underway at the Waterford Energy Project, one of two Midwest electric generating stations being built by PSEG Power.

immediately adjacent electric power pools. As PSEG Power adds generation, PSEG Energy Resources & Trade is growing as well — expanding its geographic coverage and the mix of energy products traded. This mix was recently augmented as a result of the transfer of PSE&G's gas supply and storage contracts to PSEG Power.

Owning power stations is only half the equation. These stations must be available to operate, and in 2001 PSEG's ran very well. Higher output and availability in each of the last four years have been fundamental to PSEG's transformation into a competitive, dynamic and market-oriented enterprise. This performance was particularly crucial during this summer's record-setting heat in New Jersey, when every plant in the company's regional generation fleet was available to run.

PSEG Power's nuclear operations have continued to advance when measured by key safety and operational benchmarks. The Salem, Hope Creek and Peach Bottom generating stations achieved a combined capacity factor of 91% in 2001 — a company record that improved on the previous year's record of 88%. The average length of refueling outages also continued to decline. The recent refueling at Hope Creek station lasted only 24 days — a company record that was coupled with several site-wide safety records in the areas of industrial and radiological safety.

PSEG's nuclear units have long had a comprehensive security program in operation. Additional security measures were implemented following the terrorist attacks of September 11, and close coordination is maintained with governmental authorities on security issues.

A solid, diverse base of generating stations, a strong trading operation and project development expertise give PSEG Power the ingredients to grow — and to build on its strong position as a major provider of America's power needs.

transforming **DISTRIBUTION**



New Jersey is an economic powerhouse... a magnet for high-tech investment... an affluent market with the highest per capita income of any state in the nation. PSE&G delivers the energy that drives New Jersey's economy. In an environment being transformed by deregulation, PSE&G continued to strengthen its position as the industry leader in New Jersey and a top-tier U.S. performer. In 2001, PSE&G achieved its best reliability and safety performance in nearly 100 years of service to the state and its people.



PSE&G embraces new technology. The interactive, wireless technology of PSE&G's Outage Management System gives field technicians immediate access to information from the entire electric grid — enabling power outages to be identified more quickly and accurately, and thus reducing the time needed to restore power.

PSE&G serves nearly three quarters of New Jersey's population and its six largest cities. It is the eighth largest gas distribution company and the tenth largest electric distribution company in the nation.

PSE&G continued its long-term investment in people and technology to support and help sustain New Jersey's economic growth and prosperity. The professionalism and preparedness of PSE&G's people and systems were evident during the heat wave of early August 2001. PSE&G's customer service professionals handled a record number of calls, and the company's Appliance Services organization operated at some of its best performance levels ever.

Strong union-management relations were further strengthened in 2001 through a three-year extension of PSE&G's collective bargaining agreements with three of its four main unions — building on the unprecedented six-year labor agreements reached in 1996.

PSE&G continued to work closely with regulators, elected officials, and citizen groups to ensure a smooth transition toward energy market deregulation. Since August 1999, PSE&G has reduced rates for its electric customers by 9% — saving its customers upwards of $400 million on their electric rates in 2001. A further reduction of 4.9% will be implemented in August 2002 — resulting in cumulative savings of $1.4 billion for electric consumers from the beginning of the deregulation process to its completion in 2003.

In preparing for the future, PSE&G is also focusing on a range of initiatives to tap new, diverse sources of talent. An example is the alliance PSE&G formed in 2001 with the New Jersey Department of Military and Veterans Affairs to help ensure veterans entering the civilian workforce are informed of career opportunities at PSE&G, and to facilitate the job application process.

PSE&G is dedicated to ensuring that its highly skilled people remain equipped to deliver the safe, reliable and dependable energy that New Jerseyans have come to expect.

transforming **WORLDWIDE**



PSEG is playing a growing role in developing, owning and operating electric generation and gas and electric distribution facilities in select markets around the world. Our long-term planning and investment strategy bore fruit in 2001—as new international projects came on line and began producing new revenue streams. PSEG's international business has achieved scale—and continues to gain momentum. Along with the company's domestic generation business, it is a key driver of PSEG's long-term growth.



PSEG Global is building a new, efficient and environmentally advanced power plant at its Elcho site in Poland and retiring older, less efficient capacity that it acquired.

PSEG's international development arm, PSEG Global, nearly tripled its earnings in 2001 — and is targeting a long-term growth rate of 15% a year as it completes major infrastructure projects.

PSEG's international electric generation operations are rapidly expanding in new markets. In 2001, the company completed or had underway generation projects on five continents: North America, South America, Asia, Europe and Africa.

The objective of PSEG's global strategy is to build sustainable businesses in carefully targeted growth markets. This is evident in several Latin American countries where PSEG Global has multiple investments — and is able to build on an established base of knowledge and operational experience. For example, in 2001 PSEG Global strengthened its position in Peru — a country where it is now the largest single U.S. investor — by purchasing Electroandes, a major generator of hydroelectric power. This acquisition complements PSEG Global's ownership interest in Luz del Sur, Peru's second largest electric distribution company.

In each market, PSEG Global draws on a reservoir of local expertise to complement its own experience in energy infrastructure issues. A decentralized organizational structure — built around local teams with in-depth knowledge of an area's specific economic, regulatory and political climate — has proven instrumental to PSEG Global's success.

Critical to PSEG Global's growth is the careful selection of projects — with the profit potential of each individual project evaluated not only in light of specific market dynamics, but also in a broader, strategic context of risk management and portfolio diversification.

PSEG Global is pursuing opportunities to become the sole or majority owner of more of its international businesses. In 2001, PSEG Global purchased SAESA, a major distribution and transmission group of companies operating primarily in Chile, one of South America's strongest national economies and the country where PSEG Global has its largest investment



PSEG's international development arm, PSEG Global, is a key driver of the company's long-term growth. PSEG Global develops, owns and operates electric generation and gas and electric distribution facilities in select markets around the world.

on that continent. In Argentina, where challenges are presented by that country's ongoing difficult situation, PSEG Global owns a majority interest in and operates EDEERSA, a distribution company. It signed an agreement in August 2001 to sell to AES Corporation its minority stake in three other distribution companies and two generation facilities, representing approximately two-thirds of PSEG Global's total investment of $632 million in that country. AES filed a notice to terminate the agreement, and PSEG is contesting the termination. PSEG Global's Argentine properties continue to operate but are faced with considerable fiscal and cash uncertainties, which the company is striving to limit. Its South American portfolio continues to be highly diversified to help mitigate risk.

In Europe, the focal point of PSEG Global's growth strategy is Poland, where many opportunities are arising as the country continues with the privatization of the energy industry. PSEG Global has begun constructing Elcho, a combined heat and power plant located in Chorzow in southern Poland. Scheduled to come on line in 2003, the plant will replace the country's oldest power plant with state-of-the-art clean-burning technology. It will generate the equivalent of 500 megawatts of steam heat as well as 220 megawatts of electricity.

In India, PSEG Global brought on line two generating stations in 2001 — both located in areas of the country that have been particularly receptive to overseas investment. In Tamil Nadu state, in southern India, PSEG Global is leading an international consortium as one of the owners, and operator, of the 330-megawatt Pillai Perumalnallur (PPN)





Left: PSEG Global augmented its presence in Peru in 2001 by purchasing Electroandes, an electric generation company that owns and operates several hydroelectric facilities.

Right: PSEG Global has a significant electric and gas distribution business in South America. This year it purchased the SAESA Group, Chile's third largest distribution company serving more than 625,000 customers.

combined-cycle facility. PSEG Global's second project in the country — the Tanir Bavi 220-megawatt combined-cycle plant in Karnataka state — also began operation in 2001.

In China, PSEG Global is building a sustainable business through its partnership in the Meiya Power Company (MPC). In 2001, MPC began full commercial operation of the Fushi hydroelectric power plant. In addition to supplying power to meet demand in the city of Liuzhou, this station will improve irrigation and navigation in the area. MPC also began construction of its first project in Taiwan, a 480-megawatt, combined-cycle power plant.

PSEG Global is carefully targeting opportunities resulting from privatizations in other regions around the world. In Oman, PSEG Global is leading a consortium that will build, own and operate a new, state-of-the-art 200-megawatt, gas-fired electric generating facility — and also enlarge as well as enhance the transmission and distribution system of the country's southern region. This privatization project is the first involving an integrated electric utility in the Middle East.

A common thread linking PSEG Global's diverse projects is a commitment to providing innovative energy solutions that improve the quality of life. In Chile, PSEG Global recently began operation of the country's first wind-powered electric generation facility — helping meet the electric needs of a rural area.

With strong earnings and a growing base of generation and distribution facilities, PSEG Global is transforming areas around the world by meeting essential needs for safe, reliable power. PSEG Global's energy projects are protecting the environment and helping to raise living standards in every location where it operates.

PSEG Global's operations are complemented by PSEG Resources, a PSEG subsidiary that manages a strong, diverse portfolio of more than 60 separate investments in energy infrastructure around the world. Utilizing in-depth industry knowledge to invest in a wide spectrum of asset types, PSEG Resources focuses on generating long-term, stable earnings.

a continuing **COMMITMENT**



Energy empowers. PSEG makes possible a better way of life for millions of people around the world — including for people in some regions that never before had a safe, dependable supply of electricity. PSEG continues to change as it grows worldwide — but remains as committed as ever to improving the quality of life in all the communities it serves. High standards of safety, environmental protection and corporate citizenship are deeply embedded in PSEG's culture and practice.



Finding new ways to protect the environment is a key aspect of PSEG's operations. At generating stations in Bergen County, New Jersey and on the island of Oahu, Hawaii, PSEG is pioneering the use of reclaimed water rather than drinking water to feed boilers — conserving valuable water resources. PSEG is improving the environment in urban areas as well through brownfield redevelopment of industrial sites and numerous programs to aid urban revitalization.

PSEG's environmental leadership is also reflected in its long-term commitment to improving air quality. Over the last decade, PSEG has invested more than a billion dollars in improving clean air performance. PSEG is building on this record by voluntarily committing to a 15% reduction in the rate of greenhouse gas emissions from all of its New Jersey-based fossil fuel plants by 2005. It is also backing through action its advocacy of tough, uniform emission standards for all U.S. power plants. In January 2002, PSEG announced a $300 million, 10-year program that will dramatically reduce emissions at its New Jersey coal-fired generating stations.

As with environmental protection, PSEG is building a safety culture that knows no borders. In South America, PSEG launched a new Safety Initiative in 2000 that brings together safety experts from PSE&G and PSEG Global's South American companies. The initiative has produced significant safety improvements for two consecutive years.

PSEG has long recognized that investing in the health and well being of the community makes good business sense. In New Jersey, PSEG targets its philanthropic support to programs that assist children and their families, and that foster economic development and a clean environment.

PSEG's employees are at the core of a long-standing tradition of volunteer community service actively encouraged by the company. This tradition has been evident in the aftermath of the terror attacks of September 11th, with many PSEG employees helping neighbors in their home towns and in New York. Dedication to improving the quality of life is an enduring commitment at PSEG.

This year PSEG received two national environmental leadership awards. PSEG's Estuary Enhancement Program, which is restoring and conserving over 20,000 acres in Delaware Bay, was cited for excellence in protecting coastal resources. PSEG also received the EPA's Partner of the Year Award for waste management and reduction in New Jersey.

financial highlights


Return on PSEG Average Common Equity
(percent)
20%
15%
10%
5%
97
98
99
00
01

Return on Average Common Equity for 2001 was 18.8%
Excludes Extraordinary Item and Cumulative Effect of a Change in Accounting Principle


PSEG Net Income
(dollars in millions)
$800
$700
$600
$500
$400
$300
$200
$100
97
98
99*
00
01

Over the 5-year period earnings have grown to almost $800 million.
*Excludes extraordinary item

PSEG Results
(ASSUMES HISTORICAL PROFORMA RESULTS FOR PSE&G AND PSEG POWER)

IN MILLIONS OF DOLLARS FOR THE YEARS ENDED DECEMBER 31,	2001	2000
Earnings		
PSE&G	$230	$368
PSEG Power	394	313
Total PSE&G and PSEG Power	624	681
PSEG Energy Holdings		
PSEG Global	116	40
PSEG Resources	64	65
PSEG Energy Technologies	(18)	(10)
Enterprise Group Development Corp.	-	-
PSEG Energy Holdings	(1)	(5)
Total PSEG Energy Holdings	161	90
PSEG (Parent Only)	(15)	(7)
PSEG	$770	$764

consolidated financial statistics[A]

IN MILLIONS OF DOLLARS WHERE APPLICABLE	2001	2000	1999	1998	1997
Selected Income Information					
Operating Revenues					
Electric	$ 4,156	$ 3,837	$ 4,081	$ 3,986	$ 3,883
Trading	2,403	2,724	1,842	1,877	283
Gas	2,293	2,140	1,717	1,559	1,937
Other	963	794	687	442	344
Total Operating Revenues	$ 9,815	$ 9,495	$ 8,327	$ 7,864	$ 6,447
Income before Extraordinary Item and Cumulative Effect of a Change in Accounting Principle	$ 763	$ 764	$ 723	$ 644	$ 560
Extraordinary Item (Net of Tax)	(2)	—	(804)[B]	—	—
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	9	—	—	—	—
Net Income (Loss)	$ 770	$ 764	$ (81)	$ 644	$ 560
Earnings (Loss) per Average Share (Basic and Diluted):					
Income before Extraordinary Item and Cumulative Effect of a Change in Accounting Principle	$ 3.67	$ 3.55	$ 3.29	$ 2.79	$ 2.41
Extraordinary Item (Net of Tax)	(0.01)	—	(3.66)	—	—
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	0.04	—	—	—	—
Net Income (Loss)	$ 3.70	$ 3.55	$ (0.37)	$ 2.79	$ 2.41
Dividends Paid per Share	$ 2.16	$ 2.16	$ 2.16	$ 2.16	$ 2.16
Payout Ratio[E]	59%	61%	66%	77%	90%
Rate of Return on Average Common Equity[CDE]	18.8%	18.7%	15.0%	12.4%	10.8%
Ratio of Earnings to Fixed Charges[DE]	2.30	2.73	3.09	2.86	2.55
Book Value per Common Share[F]	$ 20.10	$ 19.21	$ 18.46	$ 22.49	$ 22.47
Total Gross Property, Plant and Equipment	$14,886	$11,947	$11,009	$18,327	$17,815
Accumulated Depreciation and Amortization of Property, Plant and Equipment	$ 4,822	$ 4,266	$ 3,943	$ 7,392	$ 6,765
Total Assets	$25,397	$21,526	$19,015	$17,991	$17,943
Consolidated Capitalization					
Long-Term Debt	$ 7,950	$ 5,297	$ 4,575	$ 4,763	$ 4,873
Securitization Debt	2,351	—	—	—	—
Total Long-Term Debt	$10,301	$ 5,297	$ 4,575	$ 4,763	$ 4,873
Subsidiaries' Preferred Securities	$ 760	$ 1,208	$ 1,208	$ 1,208	$ 683
Common Stockholders' Equity:					
Common Stock	$ 3,599	$ 3,604	$ 3,604	$ 3,603	$ 3,603
Treasury Stock	(981)	(895)	(597)	(207)	—
Retained Earnings	1,809	1,493	1,193	1,748	1,623
Accumulated Other Comprehensive Income (Loss)	(290)	(206)	(204)	(46)	(15)
Total Common Stockholders' Equity	$ 4,137	$ 3,996	$ 3,996	$ 5,098	$ 5,211
Total Capitalization	$15,198	$10,501	$ 9,779	$11,069	$10,767

[A]The detailed Consolidated Financial Statements and related discussion appear in Appendix A to the Proxy Statement.
[B]Write-down of PSE&G's nuclear and fossil generating stations.
[C]Net Income for a twelve-month period divided by the thirteen-month average of Common Equity.
[D]Includes Preferred Securities Dividend Requirements.
[E]Excludes Extraordinary Item and Cumulative Effect of a Change in Accounting Principle.
[F]Total Common Equity divided by end-of-period Common Shares outstanding.

condensed consolidated statements of income

IN MILLIONS OF DOLLARS, EXCEPT FOR PER SHARE DATA, FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Operating Revenues			
Electric	$ 4,156	$ 3,837	$ 4,081
Trading	2,403	2,724	1,842
Gas	2,293	2,140	1,717
Other	963	794	687
Total Operating Revenues	9,815	9,495	8,327
Operating Expenses			
Electric Energy and Gas Costs	2,715	2,431	2,029
Trading Costs	2,256	2,647	1,800
Operation and Maintenance	2,264	1,984	1,903
Depreciation and Amortization	522	362	536
Taxes Other Than Income Taxes	166	182	196
Total Operating Expenses	7,923	7,606	6,464
Operating Income	1,892	1,889	1,863
Other Income and Deductions	21	33	7
Interest Expense, Preferred Securities Dividend Requirements and Premium on Redemption	(777)	(668)	(584)
Income Taxes	(373)	(490)	(563)
Income Before Extraordinary Item and Cumulative Effect of a Change in Accounting Principle	763	764	723
Extraordinary Item (Net of Tax)	(2)	—	(804)
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	9	—	—
Net Income (Loss)	$ 770	$ 764	$ (81)
Weighted Average Common Shares Outstanding (000's)	208,226	215,121	219,814
Earnings (Loss) Per Share (Basic and Diluted):			
Income Before Extraordinary Item and Cumulative Effect of a Change in Accounting Principle	$ 3.67	$ 3.55	$ 3.29
Extraordinary Item (Net of Tax)	(0.01)	—	(3.66)
Cumulative Effect of a Change in Accounting Principle (Net of Tax)	0.04	—	—
Net Income (Loss)	$ 3.70	$ 3.55	$ (0.37)
Dividends Paid Per Share of Common Stock	$ 2.16	$ 2.16	$ 2.16

The detailed consolidated financial statements and related discussion appear in Appendix A to the Proxy Statement.

condensed consolidated statements of cash flows

IN MILLIONS OF DOLLARS FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Net Income (Loss)	$ 770	$ 764	$ (81)
Adjustments to net income, primarily depreciation and amortization*	572	465	1,509
Net cash provided by operating activities	1,342	1,229	1,428
Cash flows used in investing activities			
Additions to Property, Plant and Equipment, excluding Capitalized Interest and AFDC	(2,053)	(959)	(582)
Net change in Long-Term Investments	(709)	(678)	(1,127)
Acquisitions, net of Cash Provided	(756)	(14)	(49)
Other	(260)	(53)	(70)
Net cash used in investing activities	(3,778)	(1,704)	(1,828)
Net cash provided by financing activities	2,503	318	520
Net increase (decrease) in Cash and Cash Equivalents	67	(157)	120
Cash and Cash Equivalents at Beginning of Period	102	259	139
Cash and Cash Equivalents at End of Period	$ 169	$ 102	$ 259

*1999 includes extraordinary item of $804.

The detailed consolidated financial statements and related discussion appear in Appendix A to the Proxy Statement.

condensed consolidated balance sheets

IN MILLIONS OF DOLLARS AT DECEMBER 31,	2001	2000
Assets		
Current Assets	$ 3,259	$ 3,139
Property, Plant and Equipment	14,886	11,947
Accumulated Depreciation and Amortization	(4,822)	(4,266)
Net Property, Plant and Equipment	10,064	7,681
Noncurrent Assets	12,074	10,706
Total	$25,397	$21,526
Liabilities and Capitalization		
Current Liabilities	$ 4,694	$ 5,712
Noncurrent Liabilities	5,505	5,313
Capitalization:		
Long-Term Debt	7,950	5,297
Securitization Debt	2,351	—
Total Long-Term Debt	10,301	5,297
Subsidiaries' Preferred Securities	760	1,208
Common Equity	4,137	3,996
Total Capitalization	15,198	10,501
Total	$25,397	$21,526

The detailed consolidated financial statements and related discussion appear in Appendix A to the Proxy Statement.

condensed consolidated statements of common stockholders' equity

IN MILLIONS OF DOLLARS	COMMON STOCK	TREASURY STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance as of January 1, 1999	$3,603	$(207)	$1,748	$ (46)	$ 5,098
Net (Loss)	—	—	(81)	—	(81)
Other Comprehensive Income (Loss)	—	—	—	(158)	(158)
Cash Dividends on Common Stock	—	—	(474)	—	(474)
Purchase of Treasury Stock	—	(400)	—	—	(400)
Other	1	10	—	—	11
Balance as of December 31, 1999	3,604	(597)	1,193	(204)	3,996
Net Income	—	—	764	—	764
Other Comprehensive Income (Loss)	—	—	—	(2)	(2)
Cash Dividends on Common Stock	—	—	(464)	—	(464)
Purchase of Treasury Stock	—	(298)	—	—	(298)
Balance as of December 31, 2000	3,604	(895)	1,493	(206)	3,996
Net Income	—	—	770	—	770
Other Comprehensive Income (Loss)	—	—	—	(84)	(84)
Cash Dividends on Common Stock	—	—	(449)	—	(449)
Purchase of Treasury Stock	—	(86)	—	—	(86)
Other	(5)	—	(5)	—	(10)
Balance as of December 31, 2001	$3,599	$(981)	$1,809	$(290)	$ 4,137

The detailed consolidated financial statements and related discussion appear in Appendix A to the Proxy Statement.

independent auditors' report

To the Stockholders and Board of Directors of Public Service Enterprise Group Incorporated:

We have audited the consolidated balance sheets of Public Service Enterprise Group Incorporated and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Such consolidated financial statements and our report thereon dated February 15, 2002, expressing an unqualified opinion (which are not presented herein), are included in Appendix A to the Proxy Statement for the 2002 Annual Meeting of Stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000 and the related condensed consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

February 15, 2002
Parsippany, New Jersey

financial statement responsibility

To the Stockholders of Public Service Enterprise Group Incorporated:

The condensed financial statements in this Summary Annual Report were derived from the consolidated financial statements included in the Public Service Enterprise Group Incorporated (the "Company") Proxy Statement for the 2002 Annual Meeting of Stockholders, which has been enclosed in the same mailing as this Summary Annual Report. The integrity and objectivity of the financial information presented in the Proxy Statement and this Summary Annual Report are the responsibility of the Company's management. The financial statements report on management's accountability for corporate operations and assets. To this end, management maintains a highly developed system of internal controls and procedures designed to provide reasonable assurance that the Company's assets are protected and that all transactions are accounted for in conformity with generally accepted accounting principles. The system includes documented policies, guidelines and self-assessments, augmented by a comprehensive program of internal and independent audits conducted to monitor overall accuracy of financial information and compliance with established procedures. The consolidated financial statements included in the Proxy Statement were audited by Deloitte & Touche LLP, independent auditors, whose report on the condensed consolidated financial statements appears herein.

E. James Ferland
Chairman of the Board,
President and Chief Executive Officer

Thomas M. O'Flynn
Executive Vice President and
Chief Financial Officer

Patricia A. Rado
Vice President and Controller,
Principal Accounting Officer

February 15, 2002

executive officers

E. James Ferland
Chairman of the Board, President and Chief Executive Officer; Chairman of the Board and Chief Executive Officer of PSE&G, PSEG Energy Holdings, PSEG Power and PSEG Services.

Robert E. Busch
President and Chief Operating Officer of PSEG Services; Senior Vice President — Finance and Chief Financial Officer of PSE&G.

Frank Cassidy
President and Chief Operating Officer of PSEG Power.

Robert J. Dougherty, Jr.
President and Chief Operating Officer of PSEG Energy Holdings.

Alfred C. Koeppe
President and Chief Operating Officer of PSE&G.

Thomas M. O'Flynn
Executive Vice President and Chief Financial Officer; Executive Vice President — Finance of PSEG Services.

Patricia A. Rado
Vice President and Controller; Vice President and Controller of PSE&G, PSEG Power and PSEG Services.

R. Edwin Selover
Vice President and General Counsel; Senior Vice President and General Counsel of PSE&G and PSEG Services.

board of directors

Ernest H. Drew has been a director since 1993. Was Chief Executive Officer of Industries and Technology Group, Westinghouse Electric Corporation, from July 1997 to December 1997. Was a member, Board of Management of Hoechst AG, Frankfurt, Germany, a manufacturer of pharmaceuticals, chemicals, fibers, film, specialties and advanced materials, from January 1995 to June 1997. Was Chairman of the Board and Chief Executive Officer of Hoechst Celanese Corporation of Somerville, New Jersey from May 1994 until January 1995, and was President and Chief Executive Officer from January 1988 to May 1994.

T.J. Dermot Dunphy has been a director since 1980. Has been Chairman, President and Chief Executive Officer of Kildare Enterprises, LLC, an equity investment and management firm, since March 2000. Was Chairman of Sealed Air Corporation, a Saddle Brook, New Jersey manufacturer of protective packaging products and systems, from February 2000 to November 2000, and Chairman of the Board and Chief Executive Officer from November 1996 to February 2000. Was President of Sealed Air Corporation from 1971 to November 1996.

E. James Ferland has been a director since 1986. Has been Chairman of the Board, President and Chief Executive Officer of PSEG since July 1986; Chairman of the Board and Chief Executive Officer of PSE&G since September 1991; Chairman of the Board and Chief Executive Officer of PSEG Energy Holdings since June 1989; Chairman of the Board and Chief Executive Officer of PSEG Power since June 1999; and Chairman of the Board and Chief Executive Officer of PSEG Services since November 1999.

Albert R. Gamper, Jr. has been a director since December 2000. Has been President and Chief Executive Officer of The CIT Group, Inc. of Livingston, New Jersey, a commercial finance company, since February 2002. Was President and Chief Executive Officer of Tyco Capital Corporation from June 2001 to February 2002. Was Chairman of the Board, President and Chief Executive Officer of The CIT Group, Inc. from January 2000 to June 2001, and President and Chief Executive Officer of The CIT Group, Inc. from December 1989 to December 1999.

Raymond V. Gilmartin has been a director since 1993. Has been Chairman of the Board, President and Chief Executive Officer of Merck & Co., Inc. of Whitehouse Station, New Jersey, a global pharmaceutical firm that discovers, develops, manufactures and markets human and animal health products directly and through its joint ventures, since November 1994. Was President and Chief Executive Officer of Merck & Co., Inc. from June 1994 to November 1994. Was Chairman of the Board, President and Chief Executive Officer of Becton Dickinson and Company from November 1992 to June 1994.

Conrad K. Harper has been a director since May 1997. Has been a partner in the law firm of Simpson Thacher and Bartlett of New York City since October 1996, and from October 1974 to May 1993. Was Legal Adviser, U.S. Department of State, from May 1993 to June 1996.

William V. Hickey has been a director since October 2001. Has been President and Chief Executive Officer of Sealed Air Corporation, a Saddle Brook, New Jersey manufacturer of food, protective and specialty packaging materials and systems, since March 2000, and its President since 1996. Has served in management positions with increasing levels of responsibility with Sealed Air Corporation since joining the company in 1980.

Shirley Ann Jackson has been a director since June 2001. Has been President of Rensselaer Polytechnic Institute since July 1999. Was Chairman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Was Professor of Theoretical Physics at Rutgers University and concurrently served as a Consultant in semiconductor theory to the former AT&T Bell Laboratories from 1991 to 1995.

Marilyn M. Pfaltz has been a director since 1980. Has been a partner of P and R Associates of Summit, New Jersey, a communications firm, since 1968.

Richard J. Swift has been a director since 1994. Has been Chairman of the Financial Accounting Standards Board Advisory Council since January 2002. Was Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd., of Clinton, New Jersey, a firm providing design, engineering, construction, manufacturing, management, plant operations and environmental services, from April 1994 to October 2001.

stockholder information

Stock Exchange Listings
New York (PSEG common and PSE&G preferred)
Trading Symbol: PEG

Annual Meeting
Please note that the annual meeting of stockholders of Public Service Enterprise Group Incorporated will be held at the New Jersey Performing Arts Center (NJPAC), One Center Street, Newark, New Jersey, on Tuesday, April 16, 2002 at 2 p.m.

Stockholder Services
Please include your account number or social security number in any inquiry you may have about stock transfer, dividends, dividend reinvestment, direct deposit, missing or lost certificates, change of address requests, or for any other account specific request.

Stockholder Services on the Internet
Please visit the PSEG Stockholder Services site at www.pseg.com/investorinfo/stockholder. On this site you can get historical stock prices, dividend information, instructions on how to transfer shares, downloadable forms, information on direct deposit, certificate safekeeping, and information on additional stockholder services.

How to contact Stockholder Services
Toll free number:
800-242-0813
between 10 a.m. and 3:30 p.m. ET
Monday through Friday
Fax number:
973-824-7056
E-mail:
stkserv@pseg.com
Web address:
www.pseg.com/investorinfo/stockholder/

Mailing address:
Stockholder Services
PSEG Services Corporation
P.O. Box 1171
Newark, NJ 07101-1171

Security Analysts and Institutional Investors
For information contact:
Director—Investor Relations 973-430-6564

Proxy E-Delivery
Log on to www.pseg.com/edelivery to enroll for free delivery of future Annual Meeting documents. When copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an email alert that the materials are ready to be viewed electronically. This email will also provide instructions on how to vote your shares electronically. If you enroll, you will not receive copies of the Proxy Statement and Annual Report to Stockholders in the mail.

Transfer Agents
The transfer agents for the common and preferred stocks are:
Stockholder Services
PSEG Services Corporation
P.O. Box 1171
Newark, NJ 07101-1171

Continental Stock Transfer and Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Enterprise Direct—Stock Purchase and Dividend Reinvestment Plan
PSEG offers Enterprise Direct, a stock purchase and dividend reinvestment plan. For additional information, including a plan prospectus and an enrollment form, call or send us an e-mail with your current mailing address.

Dividends
Dividends on the common stock of PSEG, as declared by the Board of Directors, are generally payable on the last business day of March, June, September and December of each year. Regular quarterly dividends on PSE&G's preferred stock are payable on the last business day of March, June, September and December of each year.

Direct Deposit of Dividends
No more dividend checks delayed in the mail. No waiting in bank lines. Your quarterly common and preferred stock dividend payments can be deposited electronically to your personal checking or savings account. More information, including instructions and a downloadable form, is available on our website or by contacting us by phone. It's a free service.

Deposit of Certificates
To eliminate the risk and cost of loss, shareholders can deposit their certificates with the company and still receive a paid dividend.

Common Stock—Market Price and Dividend Per Share

	2001			2000		
	HIGH	LOW	DIV.	HIGH	LOW	DIV.
First Quarter	$48.50	$36.88	$.54	$36.00	$25.69	$.54
Second Quarter	51.55	41.80	.54	38.19	29.25	.54
Third Quarter	50.00	40.21	.54	45.69	32.88	.54
Fourth Quarter	44.20	38.70	.54	50.00	38.88	.54

The number of holders of record of Public Service Enterprise Group Incorporated common shares as of December 31, 2001 was 119,944.

PSEG at a glance



E. James Ferland
Chairman of the Board, President and Chief Executive Officer

Parent Company

PSEG is a publicly traded (NYSE:PEG) diversified energy company located in Newark, New Jersey. It has annual revenues of $9.8 billion.



Alfred C. Koeppe
President

Public Service Electric and Gas Company

PSE&G has delivered gas and electricity safely and reliably to New Jersey customers for nearly 100 years. It currently has 2 million electric and 1.6 million gas customers in a 2,600 square-mile diagonal corridor across New Jersey. PSE&G is one of the largest combined gas and electric utilities in the US.



Energy Holdings

Robert J. Dougherty, Jr.
President



Global

Michael J. Thomson
President

PSEG Global develops, acquires, owns and operates power production and distribution facilities throughout the world. Currently the company has more than 2,000 megawatts (mw) of installed capacity and serves approximately 3.6 million customers through its energy distribution companies.



Resources

Eileen A. Moran
President

PSEG Resources manages a strong, diversified portfolio of mostly energy-related investments. Its assets total $3 billion.



Energy Technologies

Stanley M. Kosierowski
President

PSEG Energy Technologies provides a full menu of energy management solutions for businesses in the Northeast and Mid-Atlantic regions.



Power

Frank Cassidy
President



Fossil

Thomas R. Smith
President

PSEG Fossil operates and maintains the company's gas, coal and oil-powered generation plants. It currently has 8,100 mw of installed capacity.



Nuclear

Harold W. Keiser
President and Chief Nuclear Officer

PSEG Nuclear manages PSEG Power's 3,400 mw of nuclear power, including operating the Hope Creek, Salem 1 and Salem 2 nuclear generating stations.



Energy Resources & Trade

Steven R. Teitelman
President

PSEG Energy Resources & Trade is the trading arm of PSEG Power. The trading operation markets the output of PSEG Power's generation assets, manages the economics/risks of securing power supply, acquires and hedges fuel, economically dispatches plants and trades numerous energy-related products.



Public Service Enterprise Group Incorporated
80 Park Plaza
Newark, NJ 07102
973.430.7000
www.pseg.com